UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 24, 2025

Arcadia Biosciences, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-37383	81-0571538
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5956 Sherry Lane Suite 2000
Dallas, Texas		75225
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 214 974-8921

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common	RKDA	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02 Termination of a Material Definitive Agreement

As previously disclosed in the reports and other materials previously filed by Arcadia Biosciences, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission"), on December 4, 2024, the Company, Roosevelt Resources, LP, a Texas limited partnership (“Roosevelt”), and certain other parties entered into a Securities Exchange Agreement (the “Exchange Agreement”) providing for the combination of the two companies in an all-stock transaction (the "Exchange"), subject to a number of conditions and required actions. Also as disclosed in the Company's previous filings with the Commission, on April 30, 2025, the parties to the Exchange Agreement entered into a First Amendment to Securities Exchange Agreement (the “Amendment”). The Amendment amended certain provisions of the Exchange Agreement regarding the parties' ability to terminate the Exchange Agreement (the "Termination Provisions"), including without limitation the following: the “Termination Date” provided for in the Termination Provisions, which allowed either the Company or Roosevelt to terminate the Exchange Agreement by means of notice to the other party if the Closing (as defined in the Exchange Agreement) did not occur by May 15, 2025, was amended to be August 15, 2025.

On December 24, 2025, the Company received a notice from Roosevelt indicating that it was terminating the Exchange Agreement with immediate effect pursuant to the Termination Provisions, as the Closing of the Exchange had not occurred by the Termination Date specified in the Amendment. The Company does not believe that any break-up fee or similar payment will be payable by either party in connection with termination of the Exchange Agreement.

Item 7.01 Regulation FD Disclosure.

On December 26, 2025, Arcadia issued a press release regarding receipt of the notice from Roosevelt terminating the Exchange Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release dated December 26, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ARCADIA BIOSCIENCES, INC.

Date:	December 29, 2025	By:	/s/ THOMAS J. SCHAEFER
Thomas J. Schaefer, Chief Executive Officer